UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

First Trust Senior Floating Rate Income Fund II

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33733U108

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33733U108

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,979,611[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,979,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,979,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 26,696,982 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSR filed 2/7/2020.

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2

CUSIP No. 33733U108

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,979,611[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,979,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,979,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 26,696,982 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSR filed 2/7/2020.

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

3

CUSIP No. 33733U108

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,979,611[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,979,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,979,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 26,696,982 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSR filed 2/7/2020.

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4

CUSIP No. 33733U108

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”), of First Trust Senior Floating Rate Income Fund II (the “Issuer”). The Issuer’s principal executive offices are located at 120 E. Liberty Drive, Suite 400, Wheaton, IL 60187.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	IDENTITY AND BACKGROUND
(a)	This Schedule 13D is being jointly filed by:
(i)	Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”);
(ii)	Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”); and
(iii)	Mr. Boaz R. Weinstein (“Mr. Weinstein”), (together, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
(c)	The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)	Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

5

CUSIP No. 33733U108

The Reporting Persons have executed a Joint Filing Agreement, dated April 10, 2020, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein. A total of approximately $25,701,779 was paid to acquire the Common Stock reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Stock are undervalued and represent an attractive investment opportunity.

On April 10, 2020, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. The Proposal requests that the Board of Trustees of the Issuer (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders. The Proposal further states that such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Stock at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

6

CUSIP No. 33733U108

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the Board, other stockholders of the Issuer and other interested parties. The Reporting Persons may make binding or non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board in connection with their investment in the Common Stock of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 26,696,982 shares of common stock outstanding as of 11/30/2019, as disclosed in the company’s Form N-CSR filed 2/7/2020.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)	The transactions in the Common Stock effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.
(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Stock.
(e)	Not applicable.
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CUSIP No. 33733U108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
99.2	Proposal

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CUSIP No. 33733U108

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

SABA CAPITAL MANAGEMENT GP, LLC

By:	Boaz R. Weinstein, its Managing Member

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

9

CUSIP No. 33733U108

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Common Stock Purchased / (Sold)	Price ($)
04/09/2020	Buy	622	10.5200
04/08/2020	Buy	207	10.2500
04/07/2020	Buy	66,259	10.1806
04/02/2020	Buy	13,512	9.1711
04/01/2020	Buy	3,612	8.9600
03/31/2020	Buy	69,685	9.5312
03/30/2020	Buy	3,370	9.1994
03/27/2020	Buy	30,000	9.1936
03/26/2020	Sell	(6,628)	9.5900
03/25/2020	Buy	13,073	8.8441
03/24/2020	Buy	2,320	7.9656
03/23/2020	Buy	16,310	7.7157
03/20/2020	Buy	26,562	8.0695
03/18/2020	Buy	577	7.0585
03/16/2020	Buy	19,638	9.4755
03/12/2020	Buy	35,844	9.7445
03/10/2020	Buy	19,510	10.9581
03/04/2020	Buy	95,958	12.3198
03/03/2020	Buy	23,215	11.9704
03/02/2020	Buy	39,137	11.8299
02/28/2020	Buy	23,832	11.7904
02/21/2020	Buy	14,320	12.5644